

February 4, 2011

<u>Via Facsimile (213.443.2743) and U.S. Mail</u>

David Sands, Esq.
Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130

     Re: **Playboy Enterprises, Inc.**
            Schedule TO-T filed on January 24, 2011
            Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., Icon
            Acquisition Holdings LLC, GTD Acquisitions LLC, RT-ICON Holdings
            LLC, RTM-ICON Holdings LLC, Rizvi Traverse Management LLC, Hugh
            M. Hefner and Scott N. Flanders
            File No. 005-56499

            Schedule 13E-3 filed on January 24, 2011
            Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., et. al.
            File No. 005-56499

Dear Mr. Sands:

      We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

      Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

David Sands, Esq.
Sheppard, Mullin, Richter & Hampton LLP
February 4, 2011
Page 2

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

Front cover page

1.   Please revise the legend in the last paragraph of this page to conform to the requirements of Exchange Act Rule 13e-3(e)(1)(iii).

Background, page 14

2.   Please expand upon Mr. Flanders' role as a filing person in the going-private transaction. We note that first reference in the background section of the Offer to Purchase to Mr. Flander's participation as a filing person appears on the top of page 32 and describes his rollover agreement. If Mr. Flanders had previously engaged in discussions with various parties regarding his participation in the going-private as part of Purchaser Group, please disclose accordingly.

3.   Please disclose the status and outcome of Playboy's discussions with Firm A, Firm D and Firm E. Did such firms drop out of the bidding or were they rejected by Playboy's board?

Position of Purchaser Group Regarding Fairness of the Offer and Merger, page 36

4.   We note the disclosure in the third paragraph of this section that the Purchaser Group believes that the offer price to be received by the unaffiliated stockholders is fair. Please disclose whether the Purchaser Group believes that the Rule 13e-3 transaction, as defined in Exchange Act Rule 13e-3(a), as opposed to just the offer price, is fair or unfair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

5.   We refer you to the eighth bullet point on page 37. Please advise how it is an element of procedural fairness that the Purchaser Group has complied with federal securities laws regarding the minimum length of the offer period.

6.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clause (ii) (with respect to Class A Common Stock) and (viii) of Instruction 2 to Item 1014. If the filing persons did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

Effects of the Offer, page 38

7.   Disclose the federal tax consequences of the transaction. While we acknowledge such disclosure beginning on page 76, similar disclosure should be included in the Special Factors section of the Offer to Purchase. See Exchange Act Rule 13e-3(e)(1)(ii) and Instruction 1 thereto and Item 1013(d) of Regulation M-A.

Summary of the Merger Agreement…, page 39

8.   The disclosure indicates that the summary of the merger agreement is qualified by reference to the merger agreement itself. Please revise to remove the implication that the summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. You can direct investors to read the entire merger agreement for a more complete discussion. Please apply this comment to similar qualifications regarding other summaries throughout the disclosure document.

9.   Please advise when the marketing period commenced and when it is currently scheduled to expire.

Tender and Support Agreement, page 60

10.   We note the disclosure that Plainfield is required to validly tender its Playboy shares within five business days from the commencement of the offer. Please confirm Plainfield has tendered.

Financial Information, page 80

11.   It appears that the bidder has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, notwithstanding the statement on page 81 that Playboy "does not report its ratio of earnings to fixed charges in the reports it files with the SEC and therefore such items are not set forth in the Offer to Purchase."

Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Playboy present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which Playboy has any fixed charges.

Financial Projections, page 82

12.   This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G or advise why you believe such disclosure is not required. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

13.   Please reconcile the second and third sentences of the last paragraph on page 84. In doing so, please note that disclaimer in the second sentence is inconsistent with the filing persons' obligations to amend and promptly disseminate revised information in the event that their existing disclosure materially changes. See Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).

14.   Please disclose who was responsible for preparing these projections and indicate what role, if any, Messrs. Hefner and Flanders played in formulating these projections.

Equity Financing, page 89

15.   Disclosure on page 89 indicates that the Equity Financing is subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Please specify the material conditions to the equity financing. Please also disclose any alternative financing arrangements or plans in the event the primary financing plans fall through. Please see Item 1007(b) of Regulation M-A.

Debt Financing, page 89

16.   Please detail in your response letter the status of the satisfaction of the conditions specified in the tenth, eleventh and thirteenth bullet points on page 90.

17.   Please provide all of the disclosure required by item 1007(d) of Regulation M-A.

Certain Conditions of the Offer, page 92

18.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please either revise the conditions in the last bullet point on page 92 and the first bullet point on page 93 to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged, or advise why these two conditions should be read to include such standard.

19.   We note the representation that the bidders may assert the conditions regardless of the circumstances. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Purchaser or Sub.

20.   We note the disclosure that the foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser and Sub to extend, terminate, amend and/or modify the offer pursuant to the terms and conditions of the merger agreement. Please disclose all conditions to the tender offer or confirm all such conditions are disclosed in this section.

21.   We note in the last paragraph of this section the disclosure relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

Other, page 96

22.   We note the statement in the first sentence of this section that the offer is "not being made to, *nor will tenders be accepted from or on behalf of*, holders of Playboy shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction" (emphasis added). As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all holders be permitted to participate in the Offer. This includes holders located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders in a U.S. state where the bidders are prohibited from making the Offer, the exception is limited. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please revise or advise in your response letter as to your authority for excluding holders not encompassed within Rule 14d-10(b)(2).

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions